Greenberg Traurig, LLP
                                MetLife Building
                                 200 Park Avenue
                            New York, New York 10166

Spencer G. Feldman
212-801-9221
E-mail: feldmans@gtlaw.com

                                                                   June 10, 2005

VIA EDGAR
---------

U.S. Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

      Re: Advanced BioPhotonics Inc. (formerly OmniCorder Technologies, Inc.) Amendment No. 3 to Registration Statement on Form SB-2 filed January 27, 2005 (No. 333-122328) for Registration of Subscription Rights, Shares of Series B Convertible Preferred Stock and Warrants to Purchase Common Stock

Ladies and Gentlemen:

      On behalf of Advanced BioPhotonics Inc. (formerly OmniCorder Technologies, Inc.), a Delaware corporation (the "Company"), we hereby submit in electronic format for filing with the U.S. Securities and Exchange Commission (the "Commission"), pursuant to the Securities Act of 1933, as amended (the "Securities Act"), and Rule 101(a)(1)(i) of Regulation S-T, one complete copy of Amendment No. 3 to the Registration Statement on Form SB-2 for the registration of subscription rights to purchase shares of the Company's series B convertible preferred stock and warrants to purchase shares of the Company's common stock, including one complete copy of the exhibits listed as filed therewith ("Amendment No. 3"), which has been marked to reflect the changes effected in the Registration Statement by Amendment No. 3 thereto.

      The Company has previously transmitted to Mellon Bank (account No. 9108739) wire transfers in the aggregate amount of $1,623.76 in payment of the registration fee, and has transmitted an extra $921.42 in payment of additional registration fees.

      Amendment No. 3 reflects certain changes in the securities to be offered and the terms of the offering. The securities to be offered are shares of series B convertible preferred stock, plus warrants to purchase shares of common stock. Amendment No. 3 covers 7,000,000 shares of series B preferred stock, at an offer price of $.50 per share (reduced from $.88 per share), and warrants to purchase 3,500,000 shares of common stock at an exercise price of $.75 per share for a period of five years after the closing of the rights offering. Cumulative dividends on the series B preferred stock at the rate of $.035 per share per year (increased to 7% from 4%) are payable semi-annually. The series B preferred stock will, with respect to distribution rights upon liquidation and dividend rights, rank pari passu with the Company's outstanding shares of series A preferred stock. The series B preferred stock and warrants may only be purchased together as a unit upon the exercise of the subscription rights, but will be immediately separable after the rights offering.

      In addition to reflecting these changes in the terms of the offering and the securities to be offered, Amendment No. 3 includes the Company's interim financial statements for the quarter ended March 31, 2005, and responds to the comments received from the staff of the Commission by letter, dated May 31, 2005, with respect to the Registration Statement, as discussed below. To facilitate the staff's review, the staff's comments have been included in italics above the corresponding responses, and have been numbered to correspond to the paragraph numbers in the Commission's letter. Unless otherwise provided herein, all page numbers referred to in this letter correspond to the page numbers of Amendment No. 3 and capitalized terms used herein that are not otherwise defined have the meanings ascribed to them in such amendment.

      As we have previously advised the staff, the Company wishes to commence the rights offering on Friday, June 17, 2005, and respectfully requests the staff to convey any additional comments they may have on the Registration Statement no later than Tuesday, June 14, 2005.

      1.    Please expand your response to comment 1 to:

            o Tell us when the private placement holders were given the permission to participate in an under-subscribed rights offering as mentioned in the first sentence of the third paragraph of your response. Also tell us what documents grants that permission, and cite with specificity the applicable section of that document.

            o Provide us a copy of the December 6, 2004 private placement term sheet that mentions a rights offering as notice in
                  Section 5(b) of the Certificate of Designation, Preferences, and Rights of Series A Convertible Preferred Stock.

            It remains unclear when you began the rights offering.

      The private placement holders -- again, as common stockholders, not as preferred stockholders on an "as-if-converted" basis -- were given the permission to participate (if and to the extent they owned common stock) in an under-subscribed rights offering in connection with and as a result of the determination by the Company to pursue a proposed rights offering. The Company's Executive Committee, consisting of investment bankers, private investors and corporate executives, structured the pricing and other terms of the rights offering in late December 2004 and January 2005 following the closing of the December 2004 private placement. While a proposed rights offering was discussed, among several financing alternatives, at the time of the December 2004 private placement, the decision to "make a public offering and/or file a registration statement" (using the words of Rule 152) was made subsequent to the completion of the private placement.

      It should be noted that during the time of the closing of the private placement and the filing of the Registration Statement, the following changes occurred at the Company:

      o     Mark A. Fauci steps down as President and Chief Executive Officer.

      o     Dr. Michael Davis joins the Board.

      o An Executive Committee of the Board is established, with Dr. Davis as Chairman, to re-focus the Company.

      o     Judge Joseph A. Lisa is appointed Chairman of the Board.

      o     The Abajian Group is hired to assist running the Company.

      o Denis O'Connor is identified as the new President and Chief Executive Officer.

      o     Dr. Michael Anbar, the founding scientist, returns to the Company.

      The significant change in the Company's management and governance during this time, as well as discussions with multiple financing sources brought in by the new management team and involving different structures, resulted in a real disconnect between the private placement and rights offering. From a legal standpoint as well, the Company was not committed subsequent to the December 2004 private placement to conduct the rights offering. The Board considered other financing alternatives (including private equity investments) and exercised its fiduciary duties before its decision to commence the rights offering.

      At the staff's request, to evidence the foregoing, we are submitting herewith a copy of the December 6, 2004 Private Placement Term Sheet and Exhibits that mentions conducting a proposed rights offering for your review as supplemental information. In accordance with Rule 418(b), we respectfully request, on the Company's behalf, that the Private Placement Term Sheet be returned to the Company when the staff has completed its review of it. The Private Placement Term Sheet addresses the possible participation of the private placement holders in the proposed rights offering under the caption "The Offering - Rights Offering" on pages 4 and 5 of the term sheet.

      2. Your prospectus cover page discloses that each shareholder will receive one right for every 7.53 shares of common stock held. However, your response to comment 1 says that the private placement investors who hold common stock are not permitted to participate in the rights offering unless the offering is under-subscribed. Please reconcile these statements.

      The prospectus cover page has been revised so that the rights distribution ratio excludes the private placement investors from the basic subscription rights.

      3. Please expand your response to comment 2 to clarify when the board began discussing the rights offering and when it determined [to] conduct the offering. Provide us copies of any meeting minutes evidencing these discussions.

      Certain members of the Company's Board began mentioning a possible rights offering, among other financing alternatives, in or around late October 2004. The Company's Board and management subsequently determined to conduct the offering, and passed on the initial terms and conditions, in or around mid January 2005 prior to filing. At the staff's request, we are submitting herewith copies of the Board's meeting minutes dated September 14, 2004, October 19, 2004, October 26, 2004, October 29, 2004, November 16, 2004, February 14, 2005
and March 7, 2005 evidencing these discussions for your review as supplemental information. These true and complete copies constitute all of the minutes taken during this time. In accordance with Rule 418(b), we respectfully request, on the Company's behalf, that the meeting minutes be returned to the Company when the staff has completed its review of them.

      Questions and Answers about OmniCorder Technology's Subscription Rights Offering page 5

      4. We note your response to comment 11. Please explain why any rights that affiliates may sell in a transaction not involving a public offering would not be considered "restricted securities" within the meaning of Rule 144(a)(3), and therefore subject to the resale restrictions of Rule 144, even if the affiliates obtained the securities in a public offering.

      To clarify our previous response to Comment 11, and as discussed with Ms. Breslin of the staff, affiliates may sell rights in private resale transactions if they comply with all of the requirements of Rule 144 under the Securities Act.

      What happens if I choose not to exercise my subscription rights?, page 6

      5. Reconcile your response to comment 14 (which indicates that the over subscription will be allocated on a pro rata basis in proportion to the total number of shares purchased by the over-subscribing shareholders through exercise of the basic subscription rights) which your response to comment 16 and the disclosure on page 78 (which indicates that the over subscription will be allocated pro rata based on the number of shares of common stock held).

      Amendment No. 3 discloses uniformly that the over-subscription will be allocated pro rata based on the number of shares of common stock held. See, for example, pages 7 and 82.

      What is the board of directors' recommendation...?, page 9

      6. We note your revisions in response to comment 17. Please revise your summary to include the requested disclosure.

      The summary has been revised to include the requested disclosure concerning the Board's recommendation. See page 11.

      May stockholders in all states participate?, page 9

      7. Given your response to comment 18 it is unclear why this question and answer caption are necessary. Please advise or revise. Likewise, the need for the reference to state restrictions on page 8 if unclear.

      In response to the staff's comment, the referenced question and answer caption and the reference to state restrictions have been eliminated.

      If the rights offering is not completed, will my subscription payment
.....?, page 10

      8. We note your response to comment 20. Please revise the disclosure on page 83 to clarify the instances in which the return of overpayments is estimated to take up to 10 days. Also revise page 78 regarding the timing of the return of any subscription payments as "as soon as practicable" to clarify whether the return will be "prompt."

      The disclosure under "The Subscription Rights Offering - Termination of the Rights Offering" has been revised to clarify the instances in which the return of overpayments is estimated to take up to ten days. See page 87. In addition, the disclosure under the caption "The Subscription Rights Offering - Over-Subscription Right" and "- Calculation of Subscription Rights Exercised" has been revised to indicate that the return of any subscription payments will be "prompt." See pages 11, 17 and 83.

      Series B Preferred Stock, page 72

      9. Clarify the preferences of the Series B relative to the Series A preferred stock. For example, which has priority in a liquidation?

      The disclosure under "Description of Securities - Series B Preferred Stock" has been clarified to indicate that the shares of series B preferred stock will, with respect to distribution rights upon the liquidation, dissolution or winding-up of the affairs of the Company and dividend rights, rank pari passu with the Company's outstanding shares of series A preferred stock. See page 74.

      Over-Subscription Right, page 78

      10. With a view toward disclosure, tell us what state securities laws restrict the number of shares available for over-subscription requests or would require you to delay the allocation and distribution of the over-subscription shares. Also tell us about the potential length of the delay.

      The Company's securities are being offered in all states pursuant to exemptions from registration requirements, with the exception of California, where the securities are being registered pursuant to qualification by coordination. We are not aware of any state securities laws with respect to such exemptions that would restrict the number of shares available for over-subscription requests or that would require the Company to delay the allocation and distribution of the over-subscription shares. We are also not aware of any securities laws of the state of California regarding qualification by coordination that would restrict the number of shares available for over-subscription requests or that would require the Company to delay the allocation and distribution of the over-subscription shares. As a result, we do not anticipate any delay in any state as a result of restrictions on over-subscription requests. We have deleted these references from the Registration Statement.

      11. Please clarify (1) when the private placement investors will receive their rights and (2) by when they must exercise their rights.

      It is contemplated that the private placement investors will receive their rights along with the other common stockholders, and similarly must exercise their rights with the other common stockholders. See the form of Subscription Rights Certificate included as Exhibit 4.3 to Amendment No. 3.

      Material Income Tax Consequences, page 86

      12. We note your response to comment 29. Please similarly revise the summary on page 10. Likewise, in the risk factor on page 16, you should refer to what the tax consequences "are" rather than "should be" unless you provide the disclosure regarding uncertainties mentioned in previous comment 29.

The tax summary on page 11 and the risk factor on page 18 have been revised as requested by the staff.

      13. Please expand your response to comment 30 to analyze whether a tax opinion is material.

      We believe that an opinion on tax matters is not required for this rights offering because the distribution of the subscription rights will not result in taxable income to the recipients and, therefore, the tax consequences of the transaction are not "material to an investor" in accordance with the threshold set forth in Item 601(b)(8) of Regulation S-B. As described in the section "Material Income Tax Considerations" beginning on page 89 of the Registration Statement, there is no recognition of gain or loss upon the receipt, expiration or exercise of a subscription right. We have also reviewed all (or substantially all) of the registration statements covering rights offerings filed with the Commission during at least the past five years, and these registration statements do not include as an exhibit a tax opinion pursuant to Item 601(b)(8). We believe that the disclosure in the Registration Statement contains sufficient information for stockholders and that a tax opinion would not be expected by, or relevant to, those stockholders.

      14. We note your response to comment 31. Your disclosure on page 86 indicates that in certain circumstances upon the grant of the subscription rights, stockholders' tax basis in their common stock will be allocated between their common stock and the subscription rights in proportion to their relative fair market values on the dates the rights are issued. However, it remains unclear how investors are to determine the fair market value of their subscription rights. Please revise your disclosure to clarify.

      In response to the staff's comment, an additional sentence has been added to the end of the section "Material Income Tax Considerations - Taxation of United States Stockholders with Respect to Subscription Rights," on page 89, to indicate that the Company believes that the fair market value of the subscription rights will not exceed 15% of the fair market value of its common stock to which the subscription rights relate. Having reviewed all (or substantially all) of the registration statements covering rights offerings filed with the Commission during at least the past five years, we believe this disclosure is as complete as any of the other disclosures used in this regard, and provides the material disclosure required by the Company's stockholders

      Exhibits

      15. Please file the Subscription Rights Certificate that represents the rights offering currently described in your registration statement and the other documents mentioned in Section 2.1 of Exhibit 99.1

      The form of Subscription Rights Certificate is included as Exhibit 4.3 to Amendment No. 3. The other documents mentioned in Section 2.1 of Exhibit 99.1 are included as Exhibits 99.3 through 99.10 to Amendment No. 3.

      16.   We may have additional comments after you file exhibit 3.4.

      The Company understands additional comments may be issued by the staff with respect to this exhibit.

      17. Please file the power of attorney granting Mr. Wagner [the right] to sign amendment 2 on behalf of Mr. Fauci.

      Mr. Fauci did not sign Amendment No. 2. The asterisk included on Mr. Fauci's signature line was included by mistake.

      Exhibit 5.1

      18. We note your response to comment 35; however, counsel's opinion remains qualified as to resolutions adopted by the board of directors. Therefore, we reissue the comment.

      An updated, unqualified legal opinion reflecting the securities to be offered is included as Exhibit 5.1 to Amendment No. 3.

      19. Please tell us why the number of shares in clause (iii) of the first paragraph does not match the number of shares on the facing page of your registration statement. You must file an opinion that includes all shares registered.

      An updated legal opinion with conforming changes to reflect the securities to be offered is included as Exhibit 5.1 to Amendment No. 3.

      A request for acceleration of the effectiveness of the Registration Statement will be submitted by the Company as soon as the Commission has reviewed this letter and its enclosures and has advised the Company that no further issues remain outstanding. The Company does not expect to rely on Rule 430A. As there is no underwriter involved in the offering, no representations with respect to compliance with Rule 15c2-8 will be made and, in addition, no letter from the National Association of Securities Dealers, Inc. clearing the underwriting compensation arrangements will be provided. We believe that all other supplemental information requested by the staff has been provided with this letter.

      Two courtesy copies of this letter and Amendment No. 3 (as marked), together with all exhibits and supplemental information, are being provided directly to the staff for its convenience (attention: Mary Beth Breslin, Esq.) in the review of the foregoing documents.

      Kindly address any comments or questions that you may have concerning this letter or the enclosed materials to Spencer G. Feldman (212-801-9221) or Richard
M. Rosier of this office (212-801-6849).

                                        Very truly yours,

                                        /s/ Spencer G. Feldman

                                        Spencer G. Feldman

Enclosures

cc:      Russell Mancuso, Esq.
         Branch Chief, Division of Corporation Finance

         Mary Beth Breslin, Esq.
         Staff Attorney, Division of Corporation Finance

         Mr. Denis A. O'Connor

         Ms. Sharon Dauk